Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004-2541

www.morganlewis.com

[DATE], 2020

Board of Trustees

Wisdom Tree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

Re:

Agreement and Plan of Reorganization, dated as of [DATE], 2020 (the “Agreement”), by and between the WisdomTree Continuous Commodity Index Fund, a Delaware statutory trust (the “Target Fund”), and WisdomTree Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, WisdomTree Enhanced Commodity Strategy Fund (the “Acquiring Fund”). WisdomTree Asset Management, Inc., a Delaware corporation and WisdomTree Commodity Services, LLC, a Delaware limited liability company, are parties to the Agreement solely for purposes of Paragraphs 1.3, 4.3, 6.1(e) and 8.2 of the Agreement and Subparagraphs 4.1(j) and 4.1(m) of the Agreement, respectively.

Ladies and Gentlemen:

You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of the Target Fund and the Acquiring Fund that will consist of, pursuant to the Agreement: the transfer of all of the assets of the Target Fund to the Acquiring Fund in exchange for shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by the Acquiring Fund of the liabilities of the Target Fund specified in Paragraph 1.3 of the Agreement, and the distribution of the Acquiring Fund Shares to the holders of shares in the Target Fund in redemption of all outstanding shares of the Target Fund and in complete liquidation of the Target Fund, all upon the terms and conditions set forth in the Agreement (the “Reorganization”).

In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of the Target Fund in connection with the recently held special meeting of shareholders, (c) certain representations concerning the Reorganization made to us in a letter from the Trust dated [DATE], 2020 (the “Representation Letter”), (d) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, (collectively (a)—(d), the “Documents”) and (e) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. We have assumed that the Documents and Representation Letter present all material and relevant facts relating to the Reorganization. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

Board of Trustees

[DATE], 2020

For purposes of this opinion, we have assumed that the Acquiring Fund intends to satisfy the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company. We have also assumed the accuracy and completeness of the information contained in the Documents. As to various matters of fact that are material to this opinion, we have relied, exclusively and without independent verification on the representations and warranties made in the Agreement by the Target Fund and the Acquiring Fund, as being true and correct in all material respects as of the Closing Date.

Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the Agreement and the Representation Letter, it is our opinion with respect to the Reorganization that:

1. The Acquiring Fund will recognize no gain or loss on its receipt of the assets held in the Target Fund’s account received in exchange for Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

2. The Acquiring Fund’s basis in the assets received from the Target Fund will equal the basis of such assets in the hands of the Target Fund immediately prior to the transfer pursuant to Section 362(a) of the Code, provided, however, if the Target Fund’s aggregate adjusted tax bases of the assets being transferred to the Acquiring Fund exceeds the fair market value of such property immediately after the Reorganization, then the Acquiring Fund’s adjusted basis of such assets will not exceed the fair market value of such property immediately after the Reorganization pursuant to Section 362(e)(2)(A) of the Code; provided, however, if the Target Fund takes the position that Proposed Treasury Regulation Section 1.475(a)-2 applies to the transfer of its assets to Acquiring Fund, then the basis of the assets in the hands of the Acquiring Fund will equal the fair market value of such assets as of the Closing.

3. The Acquiring Fund’s holding period of the assets received from the Target Fund in the Reorganization will include the period during which the Target Fund held the assets pursuant to Section 1223(2) of the Code.

No opinion is expressed (a) as to the effect of the Reorganization on the Target Fund, the Trust or the Acquiring Fund with respect to any asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes under a mark-to-market system of accounting (i) at the end of a taxable year (or termination thereof) or (ii) on the transfer of any such asset or (b) as to any other U.S. federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in

Board of Trustees

[DATE], 2020

published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Our opinion is conditioned upon the performance by the Trust, the Acquiring Fund and the Target Fund of their respective undertakings in the Agreement and upon the performance by the Trust and the Acquiring Fund of their undertakings in the Representation Letter.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other U.S. federal, or any state, local, or foreign, tax consequences of the Reorganization or any other action (including any taken in connection therewith). This opinion is being rendered to the Trust, on behalf of the Acquiring Fund and may be relied upon only by the Trust and the Acquiring Fund and may not be relied on for any purpose by any other person without our express written consent. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any purpose without our express written permission.

We hereby consent to the references to our Firm and the discussion of this opinion in the Acquiring Fund’s Registration Statement filed on Form N-14 (the “Registration Statement”) under the Proxy Statement/Prospectus headings “Overview of the Proposed Reorganization,” “Key Information about the Proposed Reorganization – the Plan” and “Federal Tax Consequences of the Reorganization.” In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Further, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,